News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Announces First Quarter 2012 Conference Call and Webcast

April 4, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) announced that it will release its first quarter financial results before market open on Thursday, April 12, 2012, followed by a conference call and webcast on Monday, April 16, 2012 at 8.00 am PDT (11.00 am EDT). The webcast and conference call-in details are provided below.

Webcast: www.meetview.com/novagold or www.novagold.net
North American callers:1-866-236-8857
Internationalcallers:1-416-800-1066

The webcast will be archived on NovaGold’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-866-583-1035 followed by your Access PIN: 5171366. For a transcript of the call please email info@novagold.net.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets and is currently exploring opportunities to sell its interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.